
May 1, 2014

Via E-mail
Salvador Rosillo
President and Chief Executive Officer
HempAmericana, Inc.
78 Reade St
Suite 4FW
New York, NY 10007

     Re: HempAmericana, Inc.
              Registration Statement on Form S-1
              Filed April 7, 2014
              File No. 333-195097

Dear Mr. Rosillo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Your filing indicates that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, nominal assets consisting only of cash, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

3. Please tell us whether there are any other registration statements of companies for which your sole officer and director may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

4. Please revise the prospectus cover page to state that you are currently a shell company.

Cover Page of Registration Statement

5. We note that you state that your SIC code number is 7380. It appears from our records that your SIC code number is 3990. Please ensure that all future filings are filed under the correct SIC code number.

Prospectus Cover Page

6. Your disclosure states that you estimate the costs of the offering at $5,000. However, on page four and elsewhere throughout the prospectus you say that the costs of the offering are estimated at $20,000. Please reconcile your disclosure.

Our Offering, page 5

7. We note your disclosure on page six that you do not have any specific uses of the net proceeds planned. However, your disclosure on page 18 under "Use of Proceeds" sets forth your intended uses for proceeds from the offering. Please revise your disclosure on page six accordingly.

Risk Factors, page 8

General

8. We note that you often refer to your "officers and Directors" or your "management" throughout this section. Please revise to remove any suggestion that you have multiple members of management and clearly state that Mr. Rosillo is your sole officer and director. Please also revise your risk factor on page 15 stating that your officers and director have little experience managing a public company to state that Mr. Rosillo has no experience managing a public company.

We intend to use the Yasheng group of China . . ., page 9

9. Please revise this risk factor to clearly state that you have not entered into a supply agreement or have any other formal or informal arrangement with Yasheng Group of China to supply hemp at this time.

Description of Business, page 16

General

10. We note your disclosure that you intend to import hemp material per U.S. laws and regulations. To the extent applicable, please revise your disclosure to discuss the effect of any existing or probable government regulation on your business, including any applicable export or import regulations or controls imposed by any of the country. See Item 101(h)(4)(ix) of Regulation S-K. Please also add related risk factor disclosure as appropriate.

Industry Overview, page 15

11. We note the statement that following this section is a graphic depicting the many uses of industrial hemp as published in a Congressional Research Service Report. We are unable to locate this graphic. Please also identify the date of the Congressional Research Service Report.

Description of Business, page 16

Corporate History, page 16

12. We note your reference to Rule 14f-1 under the Exchange Act. It is unclear how this rule is relevant. Please advise.

Operational Plan, page 16

13. We note your disclosure on page 16 that you intend to build and create a house made entirely of hemp-based materials on property owned by Mr. Rosillo at 30 Vernon Avenue, Brooklyn, NY 11206. You further disclose that there will be no costs or associated fees to the company from the acquisition of this property.

- Please explain how the company intends to acquire the property. Please be sure to disclose whether the company will own the land or the house to be built. Please also disclose any ownership interest that will be retained by Mr. Rosillo in the house or land.

- Please disclose whether the company will be responsible for any fees, costs or expenses associated with (i) demolishing the existing structure; (ii) building the new house; or (iii) acquiring the land or house. Please provide an estimate of any such fees, costs or expenses.

- Please disclose whether any proceeds of the offering will be used to in connection with any aspect of this project, and please revise your Use of Proceeds disclosure accordingly.

- Please disclose any governmental approvals associated with, or required for, this project.

- Please disclose the company's experience with construction.

- Please add a risk factor reflecting any material risk to the company that may arise from undertaking this project.

- This project appears to be outside of the stated business plan for the company, which involves the sale of hemp-based products. Please address how this project fits into the overall business plan.

- We note that Mr. Rosillo may be in default on his mortgage for the property. Please advise and revise your disclosure to disclose the default.

- To the extent applicable, please disclose the details of this arrangement with Mr. Rossilo in your disclosure under Certain Relationships and Related Transactions. See Item 404 of Regulation S-K.

Use of Proceeds, page 18

14. We note your disclosure on page 16 that you do not anticipate needing a permanent storage facility. However, your disclosure in your use of proceeds section indicates that you plan to use $100,000 to purchase or rent a storage facility for your product. Please explain or reconcile the inconsistent statements.

Dilution, page 20

15. Please revise the dilution table to add a column indicating the dilution if 25% of the offering is raised.

Plan of Distribution, page 21

16. Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

Involvement in Certain Legal Proceedings, page 26

17. Please revise your disclosure to provide the information required by Item 401(f) of Regulation S-K regarding the personal bankruptcy of Mr. Rosillo, your sole officer and director.

18. It appears that you have only provided the disclosures Items of 401(f)(1)-(4) of Regulation S-K. Please revise your registration statement to include all of the disclosures required by Items 401(f)(5)-(8) of Regulation S-K.

Certain Relationships and Related Transactions, page 27

19. You disclose that Mr. Rosillo, your sole officer and director (i) has verbally agreed to loan the company funds to complete the registration process; and (ii) provides office space free of charge to the company. Please revise your disclosure in this section to include the information required by Item 404(d) of Regulation S-K with respect to these agreements, including the amount of funds Mr. Rosillo has loaned to date. We note in particular Note 5 to your financial statements. Please also file any agreement you have with Mr. Rosillo as an exhibit to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K. For any verbal agreement with Mr. Rosillo, the company should file a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

Signatures, page 30

20. Please revise to indicate that Mr. Rosillo is signing the registration statement in his capacity as principal executive officer, principal financial officer, controller or principal accounting officer and sole director.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Al Pavot, Staff Accountant, (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Erin Jaskot, Staff Attorney, at (202) 3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director